The Dreyfus Socially Responsible Growth Fund, Inc.

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for The Dreyfus Socially Responsible Growth Fund, Inc., covering the six-month period from January 1, 2005, through June 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, L. Emerson Tuttle and Paul Hilton.

On average, U.S. stock prices ended the first half of 2005 slightly lower than where they began, largely due to headwinds caused by higher energy prices, rising short-term interest rates and recent evidence of slower economic growth. While midcap stocks generally produced higher returns than large-cap stocks, and large-cap stocks generally outperformed small-cap stocks, these differences were relatively small. Conversely, value-oriented stocks continued to produce substantially better results than their more growth-oriented counterparts.

In some ways, market conditions at midyear remind us of those from one year ago, when stock prices languished due to economic and political concerns before rallying strongly later in the year. Currently, our economists expect the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures, potentially setting the stage for better business conditions that could send stock prices higher. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF FUND PERFORMANCE

L. Emerson Tuttle and Paul Hilton, Portfolio Managers

How did The Dreyfus Socially Responsible Growth Fund, Inc. perform relative to its benchmark?

For the six-month period ended June 30, 2005, the fund's Initial shares produced a –2.18% total return, and the fund's Service shares produced a –2.28% total return.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a –0.81% total return for the same period.[2]

We attribute the market's slightly negative return to geopolitical and economic uncertainties, which led to an investment environment that favored traditionally defensive, value-oriented investment sectors. Because the fund's investment strategy tends to emphasize growth-oriented stocks, it produced lower returns than its benchmark.

What is the fund's investment approach?

The fund seeks to provide capital growth with current income as a secondary objective. The fund looks primarily for growth-oriented companies that generally exhibit three characteristics: improving profitability measurements, a pattern of consistent earnings and reasonable prices. To pursue these goals, the fund, under normal circumstances, invests at least 80% of its assets in common stocks of companies that, in the opinion of the fund's management, meet traditional investment standards while simultaneously conducting their businesses in a manner that contributes to the enhancement of the quality of life in America.

What other factors influenced the fund's performance?

The fund's relatively light exposure to the traditionally value-oriented energy and utilities sectors accounted for most of its lagging returns compared to the benchmark. While oil and gas producer Anadarko Petroleum generated attractive results, the fund's generally under-weighted position among energy stocks prevented it from participating more fully in the sector's gains. The fund held no exposure to utilities, another strong sector during the reporting period, and held a relatively large overweight in technology stocks, one of the market's weaker areas.

While individual stock selections contributed positively to the fund's relative performance in most areas, a few holdings detracted from returns. Among industrial stocks, diversified conglomerate Tyco International and manufacturer Danaher proved notably disappointing, as did the fund's lack of exposure to aerospace and defense stocks. In addition, while the fund's relatively large overweight in health care stocks boosted relative returns, disappointments among a few medical device companies, such as Kinetic Concepts, undermined the fund's performance.

On the positive side, the fund's stock selections in the consumer discretionary sector delivered strong relative performance. The fund avoided the troubled automobile industry, focusing instead on high-end retailers, such as Coach, and hotel operators, such as Marriott International. The fund also produced relatively good returns in the basic materials sector through its investment in Air Products & Chemicals, which benefited from strong earnings and mild exposure to higher energy costs.

What is the fund's current strategy?

True to our generally growth-oriented investment approach, the fund has continued to emphasize the health care, technology and consumer discretionary sectors. Among these sectors, we have shifted some assets from technology to health care, where lately we have found what we believe are attractive investment opportunities among large-cap pharmaceutical producers and select biotechnology companies. While we have continued to maintain relatively light exposure to energy stocks, we have modestly increased our holdings in that area, as we have in brokerage and asset management firms within the financials sector.

Can you highlight some of the fund's socially responsible investing activities?

Many companies now recognize the importance of issuing annual corporate social responsibility (CSR) reports to inform investors and the broader public about their social and environmental policies and performance. While a good CSR report can't be the only source for evaluating a company's progress in these areas, the reports have evolved into an important input for our research work.

Paul Hilton, the fund's portfolio manager for its areas of social concern, is a founder and co-chairman of SIRAN, the Social Investment Research Analyst Network. This group, comprising more than 100 social research analysts at 30 firms, recently analyzed CSR reporting by companies in the S&P 100. The review found that of these 100 companies, 58 have a separate section of their website dedicated to CSR, and 39 issue annual CSR reports. Most encouragingly, 24 of the companies reference the Global Reporting Initiative (GRI), a common global reporting format that SIRAN analysts recommend to aid in the comparability of reports.

Our fund has taken an active role in encouraging the companies held in the portfolio to improve the quality of the CSR information they make available to the public. Many of the companies in the portfolio are seasoned reporters, and a few of the other companies are taking the first steps in doing so. Intel, for example, is a veteran reporter with the highest level of CSR disclosure recognized by the GRI. Target, on the other hand, this year became one of the first major retailers to issue a CSR report, putting pressure on other retailers to follow suit.

For further information regarding the fund's approach to socially responsible investing, search for "SRI" on the Dreyfus website (www.dreyfus.com) or consult the fund's prospectus.

July 15, 2005

The fund is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the fund directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of The Dreyfus Socially Responsible Growth Fund, Inc. made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the fund may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1]   *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The fund's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2]   *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in The Dreyfus Socially Responsible Growth Fund, Inc. from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.02	$ 5.20
Ending value (after expenses)	$978.20	$977.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.11	$ 5.31
Ending value (after expenses)	$1,020.73	$1,019.54

† *Expenses are equal to the fund's annualized expense ratio of .82% for Initial shares and 1.06% for Service shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2005 (Unaudited)

Common Stocks—99.3%	Shares	Value ($)
Computer Software—7.5%		
Cognos	199,000 a	6,793,860
Microsoft	425,000	10,557,000
VeriSign	271,000 a	7,793,960
Yahoo!	248,800 a	8,620,920
		33,765,740
Consumer Discretionary—17.5%		
Advance Auto Parts	136,500 a	8,811,075
Chico's FAS	196,700 a	6,742,876
Coach	260,000 a	8,728,200
Dollar General	427,500	8,703,900
Home Depot	238,500	9,277,650
Marriott International, Cl. A	165,500	11,290,410
News, Cl. B	429,700 b	7,244,742
Target	179,300	9,755,713
Walt Disney	344,700	8,679,546
		79,234,112
Consumer Staples—10.6%		
CVS	287,700	8,363,439
Estee Lauder Cos., Cl. A	153,200	5,994,716
PepsiCo	219,500	11,837,635
Procter & Gamble	285,400	15,054,850
Walgreen	150,300	6,912,297
		48,162,937
Energy—2.2%		
Anadarko Petroleum	68,900	5,660,135
Weatherford International	74,000 a	4,290,520
		9,950,655
Financials—9.2%		
American Express	171,000	9,102,330
Citigroup	181,400	8,386,122
Goldman Sachs Group	78,300	7,988,166
JP Morgan Chase	210,000	7,417,200
Radian Group	183,000	8,641,260
		41,535,078

Common Stocks (continued)	Shares	Value ($)
Health Care–20.5%		
Alcon	92,300	10,093,005
Amgen	72,500 [a]	4,383,350
Fisher Scientific International	191,500 [a]	12,428,350
Genentech	36,300 [a]	2,914,164
Genzyme	199,000 [a]	11,957,910
Johnson & Johnson	360,000	23,400,000
Kinetic Concepts	79,100 [a]	4,746,000
Novartis AG, ADR	96,000	4,554,240
Sanofi-Aventis, ADR	223,000	9,140,770
WellPoint	130,000 [a]	9,053,200
		92,670,989
Industrials–9.5%		
Danaher	238,500	12,483,090
Emerson Electric	42,000	2,630,460
Rockwell Automation	213,500	10,399,585
3M	97,300	7,034,790
Tyco International	353,000	10,307,600
		42,855,525
Information Technology–19.6%		
Altera	271,600 [a,b]	5,383,112
Cisco Systems	553,300 [a]	10,573,563
Cognizant Technology Solutions, Cl. A	105,000 [a]	4,948,650
Dell	148,500 [a]	5,867,235
EMC	901,800 [a]	12,363,678
Intel	526,700	13,725,802
International Business Machines	159,000	11,797,800
Motorola	532,900	9,730,754
National Semiconductor	140,500	3,095,215
Texas Instruments	389,000 [b]	10,919,230
		88,405,039
Materials–1.9%		
Air Products & Chemicals	142,500	**8,592,750**
Telecommunication Services–.8%		
Verizon Communications	105,000	**3,627,750**
Total Common Stocks		
(cost $402,812,314)		**448,800,575**

Short-Term Investments—2.0%	Principal Amount ($)	Value ($)
Certificates of Deposit—.0%		
Self Help Credit Union,		
2.95%, 9/13/2005	100,000	**100,000**
U.S. Treasury Bills—2.0%		
2.72%, 7/21/2005	956,000	954,471
2.83%, 8/4/2005	8,030,000	8,008,078
		8,962,549
Total Short-Term Investments		
(cost $9,063,073)		**9,062,549**

Investment of Cash Collateral for Securities Loaned—.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $4,261,900)	4,261,900 c	**4,261,900**

Total Investments (cost $416,137,287)	**102.2%**	**462,125,024**
Liabilities, Less Cash and Receivables	**(2.2%)**	**(10,054,297)**
Net Assets	**100.0%**	**452,070,727**

ADR—American Depository Receipts.

a Non-income producing.

b A portion of these securities are on loan. At June 30, 2005, the total market value of the fund's securities on loan is $4,100,337 and the total market value of the collateral held by the fund is $4,261,900.

c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Health Care	20.5	Financials	9.2
Information Technology	19.6	Computer Software	7.5
Consumer Discretionary	17.5	Other	7.8
Consumer Staples	10.6		
Industrials	9.5		**102.2**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $4,100,337)–Note 1(b):		
Unaffiliated issuers	411,875,387	457,863,124
Affiliated issuers	4,261,900	4,261,900
Cash		35,045
Receivable for investment securities sold		10,143,394
Dividends and interest receivable		204,415
Receivable for shares of Common Stock subscribed		3,682
Prepaid expenses		17,649
		472,529,209
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		299,860
Payable for investment securities purchased		15,393,831
Liability for securities on loan–Note 1(b)		4,261,900
Payable for shares of Common Stock redeemed		441,364
Accrued expenses		61,527
		20,458,482
Net Assets ($)		**452,070,727**
Composition of Net Assets ($):		
Paid-in capital		657,453,920
Accumulated undistributed investment income–net		269,442
Accumulated net realized gain (loss) on investments		(251,640,372)
Accumulated net unrealized appreciation (depreciation) on investments		45,987,737
Net Assets ($)		**452,070,727**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	439,205,020	12,865,707
Shares Outstanding	17,837,211	525,454
Net Asset Value Per Share ($)	**24.62**	**24.48**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $73,425 foreign taxes withheld at source)	2,095,362
Interest	68,229
Income from securities lending	9,851
Total Income	**2,173,442**
Expenses:	
Investment advisory fee—Note 3(a)	1,734,506
Professional fees	39,939
Prospectus and shareholders' reports	38,694
Shareholder servicing costs—Note 3(c)	38,631
Custodian fees—Note 3(c)	20,488
Distribution fees—Note 3(b)	16,305
Directors' fees and expenses—Note 3(d)	6,192
Loan commitment fees—Note 2	1,364
Registration fees	309
Miscellaneous	8,173
Total Expenses	**1,904,601**
Less—reduction in custody fees due to earnings credits—Note 1(b)	(601)
Net Expenses	**1,904,000**
Investment Income–Net	**269,442**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	32,145,694
Net unrealized appreciation (depreciation) on investments	(43,463,480)
Net Realized and Unrealized Gain (Loss) on Investments	**(11,317,786)**
Net (Decrease) in Net Assets Resulting from Operations	**(11,048,344)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Operations ($):		
Investment income−net	269,442	1,874,645
Net realized gain (loss) on investments	32,145,694	19,989,769
Net unrealized appreciation (depreciation) on investments	(43,463,480)	7,654,122
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**(11,048,344)**	**29,518,536**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	−	(1,891,537)
Service shares	−	(19,888)
Total Dividends	**−**	**(1,911,425)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Initial shares	11,790,131	30,639,929
Service shares	1,184,214	2,361,742
Dividends reinvested:		
Initial shares	−	1,891,537
Service shares	−	19,888
Cost of shares redeemed:		
Initial shares	(50,845,356)	(91,661,913)
Service shares	(1,496,262)	(1,835,549)
Increase (Decrease) in Net Assets **from Capital Stock Transactions**	**(39,367,273)**	**(58,584,366)**
Total Increase (Decrease) in Net Assets	**(50,415,617)**	**(30,977,255)**
Net Assets ($):		
Beginning of Period	502,486,344	533,463,599
End of Period	**452,070,727**	**502,486,344**
Undistributed investment income−net	269,442	−

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Capital Share Transactions:		
Initial Shares		
Shares sold	476,112	1,268,633
Shares issued for dividends reinvested	–	75,115
Shares redeemed	(2,066,182)	(3,826,643)
Net Increase (Decrease) in Shares Outstanding	**(1,590,070)**	**(2,482,895)**
Service Shares		
Shares sold	48,271	99,344
Shares issued for dividends reinvested	–	793
Shares redeemed	(61,206)	(76,854)
Net Increase (Decrease) in Shares Outstanding	**(12,935)**	**23,283**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Initial Shares	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	25.17	23.79	18.90	26.67	34.47	39.07
Investment Operations:						
Investment income−net [a]	.02	.09	.02	.05	.02	.32
Net realized and unrealized gain (loss) on investments	(.57)	1.39	4.89	(7.77)	(7.80)	(4.63)
Total from Investment Operations	(.55)	1.48	4.91	(7.72)	(7.78)	(4.31)
Distributions:						
Dividends from investment income−net	−	(.10)	(.02)	(.05)	(.02)	(.29)
Net asset value, end of period	24.62	25.17	23.79	18.90	26.67	34.47
Total Return (%)	(2.18)[b]	6.21	26.00	(28.94)	(22.57)	(11.03)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.40[b]	.82	.84	.80	.78	.78
Ratio of net expenses to average net assets	.40[b]	.82	.84	.80	.78	.78
Ratio of net investment income to average net assets	.06[b]	.38	.12	.20	.06	.82
Portfolio Turnover Rate	46.64[b]	55.54	63.17	90.07	110.82	63.60
Net Assets, end of period ($ x 1,000)	439,205	488,994	521,262	456,014	779,063	1,075,089

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

	Six Months Ended June 30, 2005		Year Ended December 31,			
Service Shares	(Unaudited)	2004	2003	2002	2001	2000[a]
Per Share Data ($):						
Net asset value, beginning of period	25.06	23.69	18.84	26.59	34.47	34.47
Investment Operations:						
Investment income (loss)−net	(.01)[b]	.04[b]	(.03)[b]	(.00)[b,c]	(.06)[b]	–
Net realized and unrealized gain (loss) on investments	(.57)	1.37	4.88	(7.75)	(7.82)	–
Total from Investment Operations	(.58)	1.41	4.85	(7.75)	(7.88)	–
Distributions:						
Dividends from investment income−net	–	(.04)	(.00)[c]	(.00)[c]	(.00)[c]	–
Net asset value, end of period	24.48	25.06	23.69	18.84	26.59	34.47
Total Return (%)	(2.28)[d]	5.94	25.75	(29.14)	(22.85)	–
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.53[d]	1.06	1.09	1.03	1.09	–
Ratio of net expenses to average net assets	.53[d]	1.06	1.09	1.03	1.09	–
Ratio of net investment income (loss) to average net assets	(.06)[d]	.17	(.14)	(.01)	(.20)	–
Portfolio Turnover Rate	46.64[d]	55.54	63.17	90.07	110.82	63.60
Net Assets, end of period ($ x 1,000)	12,866	13,492	12,202	8,115	8,275	1

[a] The fund commenced offering Service shares on December 31, 2000.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

The Dreyfus Socially Responsible Growth Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide capital growth, with current income as a secondary goal through equity investments in companies that not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. The fund is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue 300 million shares of $.001 par value Common Stock in each of the following classes of shares: Initial shares (150 million shares authorized) and Service shares (150 million shares authorized). Initial shares are subject to a shareholder services fee and Service shares are subject to a distribution fee. Each class of shares has identical rights and privileges, except with respect to the shareholder services plan, the distribution plan, and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $283,758,229 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $160,153,013 of the carryover expires in fiscal 2009, $103,833,733 expires in fiscal 2010 and $19,771,483 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2004 was as follows: ordinary income $1,911,425. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2005, the fund did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2005, Service shares were charged $16,305 pursuant to the Plan.

(c) Under the Shareholder Services Plan, Initial shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of Initial shares' average daily net assets for certain allocated expenses with respect to servicing and/or maintaining Initial shares shareholder accounts. During the period ended June 30, 2005, Initial shares were charged $7,987 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2005, the fund was charged $631 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2005, the fund was charged $20,488 pursuant to the custody agreement.

During the period ended June 30, 2005, the fund was charged $1,998 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $284,963, Rule 12b-1 distribution plan fees $2,700, shareholder services plan fees $645, custodian fees $9,343, chief compliance officer fees $1,998 and transfer agency per account fees $211.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2005, amounted to $215,015,504 and $250,379,431, respectively.

At June 30, 2005, accumulated net unrealized appreciation on investments was $45,987,737, consisting of $58,279,311 gross unrealized appreciation and $12,291,574 gross unrealized depreciation.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

The Dreyfus Socially Responsible Growth Fund, Inc.
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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© 2005 Dreyfus Service Corporation



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